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                                                                    EXHIBIT 99.2

                          INTELLIGENT POLYMERS LIMITED

                               Hamilton, Bermuda

                                (the "Company")

                                     PROXY

We, the undersigned holder of common shares in the Company, hereby appoint DAVID J. DOYLE and a CATHARINE J. LYMBERY of Hamilton, Bermuda, as our proxies to represent and to vote on behalf of the undersigned all of the shares of the Company which the undersigned is entitled to vote at the annual meeting of Members to be held at Clarendon House, Church Street, Hamilton, Bermuda on
22nd December, 1999, at 12:00 p.m. (local time), and at any adjournment or adjournments thereof, hereby revoking all proxies heretofore given with respect to such shares, upon the following proposals more fully described in the notice of the meeting (receipt of which is hereby acknowledged).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3 AND 4.

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1. ELECTION OF DIRECTORS

   [ ] For all nominees       [ ] WITHHOLD AUTHORITY          Nominees             Withhold Authority
       listed to the right        to vote for all nominees    Eugene N. Melnyk            [ ]
       (except as marked to       listed to the right         David J. Doyle              [ ]
       the contrary)                                          Paul Wesley Haddy           [ ]

2. PROPOSAL TO RECEIVE FINANCIAL STATEMENTS FOR THE FINANCIAL PERIOD ENDED 30TH JUNE 1999

   [ ] FOR                    [ ] AGAINST                     [ ] ABSTAIN

3. PROPOSAL TO APPROVE THE APPOINTMENT OF DELOITTE & TOUCHE AS THE INDEPENDENT AUDITORS OF THE COMPANY

   [ ] FOR                    [ ] AGAINST                     [ ] ABSTAIN

4. In their discretion upon such other matters as may properly come before the meeting.

                       Date: _________________________________________

                       Signature: ____________________________________
                       Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorised officer. If a partnership, please sign in partnership name by authorised person.

                       Please return promptly in the enclosed postage paid envelope.